                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY

                   Consolidated Quarterly Financial Statements

                   For the three and nine month periods ended
                           September 30, 1998 and 1997


                                TABLE OF CONTENTS


                                                                                          Page
                                                                                          ----
         Letter to Stockholders and Bondholders                                           1 - 5


         Financial Statements & Notes                                                     6 - 12

          The accompanying unaudited interim consolidated financial statements were prepared on a consistent basis utilizing the accounting policies described in the Summary of Significant Accounting Policies included in the notes to the consolidated financial statements in the Company's
          1997 Annual Report. These policies and the Notes to Consolidated
          Financial Statements should be read in conjunction with the accompanying statements. These interim statements have been drawn from unaudited internal data and include all adjustments which the Company believes necessary to a fair presentation of the statements. The interim operating results are not necessarily indicative of the results expected for the full year.



         Management's Discussion and Analysis of  Financial, Condition                    13 - 16
             and Results of Operations

                            SAN JACINTO HOLDINGS INC.



                                                     November 15, 1998


TO ALL SHAREHOLDERS AND BONDHOLDERS:

         The third quarter of 1998 was a disappointing quarter due to the negative sales trend in the underlying distribution channel for Safeguard Business Systems, Inc. During this quarterly period earnings before interest, taxes and amortization ("EBITA") were $2.0 million, or 20% lower compared to the previous quarter's results of $2.5 million. The third quarter results were comparable to the same period of 1997. The overall operational quality of the Company, however, continues to improve. While sales were off slightly, down .6%, from the second quarter of 1998, operating expenses continue to decline compared to the second quarter of 1998. Technological improvements continue to occur, which translates into greater cost efficiencies and improving the Company's infrastructure. More importantly, these technological advancements will strengthen the Company's ability to achieve its growth strategies. In this regard, the Company spent a great deal of time focusing on its strategic direction for future growth at the North American Business Meeting, held in October at Dallas. This meeting, attended by a majority of Safeguard's independent distributors, allowed the Company to focus its discussions on profitable growth through expanding the network by integrating new bases of business into existing distributorships, as well as by recruiting new distributors.

                                      SALES

         Sales were $41.4 million, down 3.8%, or $1.6 million from the comparable period in 1997, excluding U.K. sales of $5.0 million from last year. For the nine month period ended September 30,


  2121 San Jacinto Street-Suite 1000-Box 66-Dallas, Texas 75201-(214) 754-2623

1998, sales were down 4.1%, or $5.3 million, if you exclude $14.7 million in sales from the U.K. for the same period in 1997. While One-Write sales and continuous forms sales continue to decline, sales of laser products continue to grow. Additionally sales from sourced products were 2.9% above the second quarter of 1998, and 1.9% above the comparable period in 1997. The Company has placed a greater emphasis with its distribution channel on manufactured products, due to the impact that such sales have on absorbing overhead built into the financial structure of the Company. Clearly though, the distribution channel as it exists today is not providing the growth in sales necessary to provide additional financial strength to the Company. It is this problem which prompted the Company to redirect its focus to adding new sales, either through distributor aided acquisitions of new business, or through the addition of forms broker/dealers as new distributors. During the third quarter the bank group allowed the Company to increase its Term Loan facility to $8 million, and defer the amortization of principal on the Term Note until September of 1999. This amendment to our existing debt agreements will allow the Company the capital necessary to focus on an expansion of the current distribution channel. The Company also added a LIBOR option to its working capital line, which will have the effect of reducing interest costs.

                             TECHNOLOGY ADVANCEMENTS

         The continuing and ongoing focus of adding and improving the many peripheral systems that can run from the AS/400 platform has produced cost efficiencies, improved customer service, and will aid the Company in adding business bases for existing distributors and adding new distributors. The Company has also upgraded its proprietary order entry system for use in the distribution channel, and continues to focus its attention on utilizing the Internet and the Intranet for processing orders and communicating with the distribution channel. The Company has adjusted the pricing on the order entry service to its distribution channel, and provided several options which distributors can choose as they move toward greater Internet access capabilities.

         The Company has also automated approximately 50% of the credit and collection function to realize more operational efficiencies from the conversion to the AS/400. Additionally bar code scanning in the Pennsylvania plants has allowed for the location and monitoring of customer orders and will provide for the tracking of costs associated with production. This process will be totally functional throughout North America by year end, and is providing cost efficiencies and improving customer service capabilities. The additional systems in the front-end order entry and photo-composition area are also in the process of consolidation and automation so that in 1999, orders can go directly from the distributor to the printing process without human intervention. This will improve delivery, provide cost efficiencies, and produce fewer mistakes due to the reduction of human intervention in the process.

                          CUSTOMER SERVICE INITIATIVES

         At the North American Business Meeting, the Company reiterated its focus on the customer. The establishment of a vision statement that states, "We Help Small Business Succeed", requires the efforts of the Company and its distribution channel to effect customer satisfaction and customer loyalty. The Company is committed to helping its distribution channel provide better service, quality products, and exemplary service in its drive to improve customer retention, as well as improve its future sales levels. It is critical from a cost perspective to retain existing customers. The focus and attention to customer service is absolutely necessary to remain competitive in the marketplace and provide cost effective sales growth from the existing base of customers.

                              FRANCHISE INITIATIVES

         The Company is currently in the process of registering as a franchise under the applicable franchise laws of all states in which the Company operates. While the Company does not expect such registration to change the existing relationship with its current distribution channel, it will allow the Company more flexibility in its financial dealings with new distributors as they join the Safeguard organization.

                       "GROWTH" - THE NUMBER ONE PRIORITY

         At the North American Business Meeting, the Company made extensive presentations to its distribution channel about the future direction of the Company and its principal priority, Growth! Distributors were reminded that failure to grow was not an option, and that contractual remedies existed to resolve performance issues. For those distributors who choose to grow through business base acquisitions, extensive support and incentives would be added through programs initiated by the Company. Additionally the Company is going to recruit forms brokers/dealers with existing businesses to become Safeguard Distributors in areas where it has no existing, or insufficient market coverage. The Company's direction to improve its technology, manufacturing, and billing & collecting infrastructure, will uniquely position the Company to attract such business and grow the distributor channel to reach a market largely in need of infrastructure support. Through this expanded channel the Company will continue to expand its systems and solutions for the small business marketplace to generate growth and profitability for the future.

                              RESULTS OF OPERATIONS

         Quarterly sales were $41.4 million, or 3.8% below sales of $43 million for the comparable period in 1997 not including sales from the U.K. subsidiary of $5.0 million. Additionally sales from payroll operations and data services were included in the previous years reported sales and total $9.0 million. This amount has been excluded from the reported numbers in both periods as discontinued operations. Sales in One-Write continue to decline at 9.7% as well as short-run continuous forms, which are declining at 10.1% from the previous period last year. Laser sales continue to increase at 23.9% over last years period, and at a pace greater than industry averages. Sourced products have declined from comparable periods due to pricing increases put into effect during the second quarter of 1998.

         Operating expenses have declined by 1.5% from the comparable period in 1997 due to the sale of the U.K. subsidiary. However expenses have also declined 2.0% from the previous quarter, from $19.9 million to $19.4 million for the quarter ended September 30, 1998. Improvements in cost controls and efficiencies are helping to improve operating results.

         Earnings before interest, taxes and amortization ("EBITA") has declined from $2.5 million in the second quarter of 1998 to $2.0 million in the third quarter, primarily due to the decline in sales, and excluding the operations of the UK Subsidiary are comparable to the same period in 1997. EBITDA (EBITA plus depreciation) has increased from $3.3 million in the second quarter of 1998 to $3.4 million in the third quarter of 1998, which is slightly below the $3.5 million for the comparable period in 1997, excluding the U.K. subsidiary.

         Amortization expense has declined by $4.2 million from the comparable period in 1997 due to the complete amortization of the customer list at the end of 1997. Interest expense was 7.5% lower than the third quarter of 1997 and essentially flat from the second quarter of 1998. Thus the loss from continuing operations, excluding the U.K. subsidiary earnings of $0.6 million, declined by $3.4 million, from $5.3 million in the third quarter of 1997, to $1.9 million for the quarter ended September 30, 1998.

         The Company has made great strides in improving the quality, performance and reliability of its operations. What is left to round out the Company's growth and profitability goals is the expansion of the channel and transitioning existing members of the channel to create a more effective and productive sales force. The Company is committed to the independent distributor network, and such commitment must flow both ways. Together "We help small business succeed!"


         /s/ Elvis L. Mason                       /s/ Michael D. Magill
         ---------------------------              -----------------------------
         Elvis L. Mason                           Michael D. Magill
         Chairman & CEO                           President & COO

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                 ($000 omitted)
                                   (Unaudited)

                                                                              September 30,  December 31,
                                                                                  1998           1997
                                                                                  ----           ----
                                     ASSETS
Current assets:
      Cash and cash equivalents                                                $   2,319      $     385
      Receivables less allowances                                                 19,164         22,340
      Inventories                                                                  7,267          7,424
      Assets held for disposition                                                   --              500
      Other current assets                                                         1,317          1,113
                                                                               ---------      ---------
             Total current assets                                                 30,067         31,762

Property, machinery and equipment                                                 12,569         14,756
Excess purchase price over net assets acquired                                    40,692         41,773
Other assets                                                                       1,542          1,921
                                                                               ---------      ---------
             Total assets                                                      $  84,870      $  90,212
                                                                               =========      =========


                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
       Current debt obligations                                                $   6,875      $   9,563
       Accounts payable                                                           14,730         15,740
       Accrued expenses                                                           10,228          8,872
                                                                               ---------      ---------
               Total current liabilities                                          31,833         34,175

Long-term debt                                                                   100,016        105,507
Other liabilities                                                                  9,359          8,091

Commitments and contingencies
Stockholders' deficiency:
         Preferred stock:
                 $5.00 Junior Preferred Stock, par value $.01 a share;
                 Authorized 1,000,000 shares, $5 cumulative
                  No shares issued and outstanding
         Common stock, par value $.01 a share:
                 Authorized 2,000,000 shares,
                  Issued and outstanding 1,052,384 shares                             11             11
         Additional paid-in capital                                               94,143         94,143
         Deficit                                                                (149,106)      (150,780)
         Foreign currency translation adjustment                                  (1,386)          (935)
                                                                               ---------      ---------
               Total stockholders' deficiency                                    (56,338)       (57,561)
                                                                               ---------      ---------
               Total liabilities and stockholders' deficiency                  $  84,870      $  90,212
                                                                               =========      =========


                 See notes to consolidated financial statements

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 ($000 omitted)
                                   (Unaudited)


                                                   Three Months                    Nine Months
                                                Ended September 30,            Ended September 30,
                                                -------------------            -------------------
                                                    1998           1997           1998           1997
                                                    ----           ----           ----           ----
Net Sales                                      $  41,391      $  47,934      $ 125,285      $ 145,320
Cost of sales                                     20,315         22,324         60,140         67,793
                                               ---------      ---------      ---------      ---------
Gross profit                                      21,076         25,610         65,145         77,527
Selling and administrative expense                19,432         23,457         60,182         72,464
Other income - cash received greater than
 carrying value of distributor receivables          (346)          (450)        (1,250)        (1,439)
Amortization expense                                 528          4,788          1,421         14,374
Interest expense                                   3,358          3,630         10,068         11,005
                                               ---------      ---------      ---------      ---------

Loss from continuing operations
  before income taxes                             (1,896)        (5,815)        (5,276)       (18,877)
Income tax provision                                --               88           --              115
                                               ---------      ---------      ---------      ---------

Loss from continuing operations                   (1,896)        (5,903)        (5,276)       (18,992)
Discontinued operations:
  Gain on disposition                               --             --            6,438           --
  Income (loss) from operations                     --             (127)           512           (369)
                                               ---------      ---------      ---------      ---------

Net income (loss)                              $  (1,896)     $  (6,030)     $   1,674      $ (19,361)
                                               =========      =========      =========      =========


                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                           PERIOD FROM JANUARY 1, 1997
                              TO SEPTEMBER 30, 1998
                                 ($000 omitted)
                                   (Unaudited)


                                                                                                                          Foreign
                                                                                      Additional                         Currency
                                Preferred Stock               Common Stock              Paid-In                        Translation
                              Shares       Amount         Shares         Amount         Capital         Deficit         Adjustment
                              ------       ------         ------         ------         -------         -------         ----------
                                                                                                                         >
Balance -
  January 1, 1997              --        $     --        1,052,384     $       11     $   94,143      $ (126,880)     $     (960)
Net loss                                                                                                 (23,900)
Unrealized gain on
  foreign currency
  translation                  --              --             --             --             --              --                25
                             -----       --------        ---------     ----------     ----------      ----------      ----------
Balance -
  December 31, 1997            --              --        1,052,384             11         94,143        (150,780)           (935)
Net income                                                                                                 1,674
Unrealized loss on
  foreign currency
  translation                  --              --             --             --             --              --              (451)
                             -----       --------        ---------     ----------     ----------      ----------      ----------
Balance -
  September 30, 1998           --        $     --        1,052,384     $       11     $   94,143      $ (149,106)     $   (1,386)
                             =====       ========        =========     ==========     ==========      ==========      ==========


                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 ($000 omitted)
                                   (Unaudited)


                                                                    Three Months                Nine Months
                                                                 Ended September 30,        Ended September 30,
                                                                 -------------------        -------------------
                                                                  1998          1997          1998          1997
                                                                  ----          ----          ----          ----
Cash flows from operating activities:
   Net income (loss)                                          $ (1,896)     $ (6,030)     $  1,674      $(19,361)
   Adjustments to reconcile net income (loss) to cash
      provided by (used in) operating activities:
     Amortization                                                  528         4,788         1,421        14,374
     Depreciation                                                1,426         1,611         3,497         5,251
     (Gain) loss on sale of assets                                --            --          (6,438)           67
     Unrealized exchange loss                                     (212)         (114)         (451)         (188)
   (Increase) decrease in operating assets:
     Receivables                                                  (238)        1,876         3,176           284
     Inventories                                                   611           655           157           827
     Assets held for disposition                                  --              89           500           265
     Other assets                                                  746          (287)         (351)       (1,037)
   Increase (decrease) in operating liabilities:
      Accounts payable                                            (472)       (1,754)       (1,010)        3,179
      Accrued expense and other liabilities                        304        (3,517)        2,637        (2,993)
                                                              --------      --------      --------      --------
      Net cash provided by (used in) operating activities          797        (2,683)        4,812           668
Cash flows from investing activities:
   Net proceeds from sale of assets                               --            --           6,695           787
   Purchase of property, machinery and equipment                  (269)          (92)         (687)       (3,680)
   Adjustment due to currency fluctuations
      and foreign purchase price adjustments                        67           136           130           379
                                                              --------      --------      --------      --------
      Net cash provided by (used in) investing activities         (202)           44         6,138        (2,514)
                                                              --------      --------      --------      --------
Cash flows from financing activities:
   Repayment of long-term debt and capital
           lease obligations                                    (2,258)       (2,439)       (8,027)       (7,123)
   Borrowings from (repayment of) revolving loans               (1,547)        6,526        (5,697)        9,890
   Borrowings from term loan                                     4,708          --           4,708          --
   Net proceeds from foreign obligations                          --            (724)         --             410
                                                              --------      --------      --------      --------
     Net cash provided by (used in) financing activities           903         3,363        (9,016)        3,177
                                                              --------      --------      --------      --------
Increase in cash and cash equivalents                            1,498           724         1,934         1,331
Cash and cash equivalents at beginning of period                   821         1,089           385           482
                                                              --------      --------      --------      --------
Cash and cash equivalents at end of period                    $  2,319      $  1,813      $  2,319      $  1,813
                                                              ========      ========      ========      ========

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 ($000 omitted)
                                   (Unaudited)

                                   (Continued)


Supplemental disclosure of non-cash investing and financing activities:

         Capital lease obligations of $824 and $1,354 were entered into during the first nine months of 1998 and 1997 respectively, to acquire machinery and equipment.

         PIK ("Payment in Kind") Debentures totaling $11 was issued during the nine month period ended September 30, 1998. The PIK Debentures are in payment of accrued interest on the Company's 8% Subordinated Debentures.

Supplemental disclosure of cash flow information:


                                                           Three Months               Nine Months
                                                        Ended September 30,       Ended September 30,
                                                        -------------------       -------------------
                                                          1998        1997          1998         1997
                                                          ----        ----          ----         ----
Earnings before interest, taxes, depreciation &          $3,416      $4,214        $9,710      $11,753
    amortization (EBITDA)
Earnings before interest, taxes & amortization           $1,990      $2,603        $6,213      $ 6,502
   (EBITA)
Cash paid during the period for:
        Interest                                         $1,357      $5,571        $8,250      $ 8,903


                 See notes to consolidated financial statements

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998 AND 1997
                                   (Unaudited)

NOTE A.   UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

         Basis of presentation - The accompanying interim financial statements have been prepared by the Company without audit. These statements include all adjustments which management believes necessary for a fair presentation of the statements and have been prepared on a consistent basis using the accounting policies described in the Summary of Significant Accounting Policies in the notes to the consolidated financial statements included in the Company's 1997 audited financial statements. These policies and notes to consolidated financial statements should be read in conjunction with the accompanying interim financial statements. The interim operating results are not necessarily indicative of the operating results expected for the full year. The accompanying financial statements as of December 31, 1997 are derived from the Company's audited financial statements as of that date.

         Reclassification - certain reclassifications have been made to the 1997 financial statements to conform to the classification used in 1998.

NOTE B.   DISCONTINUED OPERATIONS:

         In the fourth quarter of 1997, the Company announced its decision to divest of its payroll and data processing operations. On March 31, 1998, effective as of April 1, 1998, the Company sold its payroll processing operations to Advantage Business Services Holdings, Inc. Safeguard reported a gain of $6.4 million after expenses and payments to third parties. The proceeds from the sale were used to repay a portion of the Revolving Loan and a portion of the Term Loan, and to fund operations. The net assets of the data processing operations were sold at approximately net book value, effective January 1998. Consideration for this sale will be in the form of royalty payments beginning in 1999.

         The net assets relating to the payroll and data processing operations have been segregated on the consolidated balance sheet from their historic classification to separately identify them as assets held for disposition. The net sales from discontinued operations are $2.9 million in 1998 and $9.0 million for the nine month period in 1997. The sales and related expenses of the operations were excluded from the determination of the Company's income (loss) from continuing operations for the periods presented.

NOTE C.   INVENTORIES:

Inventories consist of the following:

                                                September 30,          December 31,
                                                     1998                  1997
                                                     ----                  ----
                                                           ($000 omitted)
Raw Material                                       $ 4,543              $ 4,514
Work-in-process                                        277                  307
Finished Goods                                       2,447                2,603
                                                   -------              -------
              Total                                $ 7,267              $ 7,424
                                                   =======              =======

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998 AND 1997
                                   (Unaudited)
                                   (continued)


NOTE D. LONG-TERM DEBT:

         The Company's debt outstanding is as follows:

                                              September 30,       December 31,
                                                   1998               1997
                                                   ----               ----
                                                      ($000 omitted)
Revolving Loan - Collateralized                $  16,017          $  18,086
Revolving Loan                                     2,872              6,500
Term Loan                                          8,000              5,492
Amended Exchange Loan                             12,922             17,227
12% Senior Subordinated Notes                     65,878             65,878
8% Senior Subordinated Notes                           2                  2
8% Subordinated Debentures                           274                262
Capital lease obligations                            926              1,623
                                               ---------          ---------
                                                 106,891            115,070
    Less current debt obligations                 (6,875)            (9,563)
                                               ---------          ---------
             Total                             $ 100,016          $ 105,507
                                               =========          =========


         On April 1, 1998, the Company received proceeds totaling $11.3 million from the disposition of the payroll operations of which $3.3 million was payable to third parties associated with the sale of payroll operations. The funds were used to make an additional $1.3 million pay down of the Term Loan, and a permanent $2.2 million pay down of the Revolving Loan. The remaining funds were used to reduce the outstanding balance under the Collateralized Revolving Loan.

         On September 2, 1998, the Company amended its' Revolving and Term Loan Agreement to increase the Term Loan to $8.0 million and to defer the monthly principal repayments of the Term Loan until September 1, 1999.

NOTE E.  CONTINGENCIES:

         On April 22, 1998, the California Supreme Court declined to hear the Company's appeal of a decision on an issue reached in 1996 relating to the applicability of the California Franchise Investment Law to the Company's California distributors. The Court's action means the appellate court's decision is final. This action has no material impact on the Company's consolidated financial position and results of operation since this contingent liability was recorded in 1996. The remaining financial settlement was satisfied in the second quarter of 1998.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
         THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998 AND 1997


RESULTS OF OPERATIONS

The following commentary presents management's discussion and analysis of the Company's financial condition and results of operations. Certain of the statements included below, including those regarding future financial performance or results, or that are not historical facts, are or contain "forward-looking" information as that term is defined in the Securities Act of 1933, as amended. The words "expect", "believe", "anticipate", "project", "estimate", and similar expressions are intended to identify forward-looking statements. The Company cautions readers that any such statements are not guarantees of future performance or events and such statements involve risks, uncertainties and assumptions, including but not limited to industry conditions, general economic conditions, interest rates, competition, ability of the Company to successfully manage its growth, and other factors discussed below and in the Company's Annual Report for the year ended December 31, 1997 and quarterly reports for the quarters ended March 31, 1998 and June 30, 1998. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, those actual results and outcomes may differ materially from those indicated in the forward-looking statements. This review should be read in conjunction with the information provided in the financial statements, accompanying notes and selected financial data appearing in the Company's Annual Report for the year ended December 31, 1997 and the quarterly reports for the quarters ended March 31, 1998 and June 30 1998. The following table sets forth, for the periods indicated, selected financial data as a percentage of net sales.


                                              Three Month Period      Nine Month Period
                                              Ended September 30,     Ended September 30,
                                                1998       1997        1998       1997
                                                ----       ----        ----       ----
Net Sales                                      100.0 %     100.0 %    100.0 %    100.0 %
Cost of Sales                                   49.1        46.6       48.0       46.7
                                               -----       -----      -----      -----
Gross profit                                    50.9        53.4       52.0       53.3
Selling and administrative expense              46.9        48.9       48.0       49.9
Other income - distributor receivables          (0.8)       (0.9)      (1.0)      (1.0)
Amortization expense                             1.3        10.0        1.1        9.9
Interest Expense                                 8.1         7.5        8.1        7.6
                                               -----       -----      -----      -----
Loss from continuing operations
  before income taxes                           (4.6)      (12.1)      (4.2)     (13.0)
Income tax provision                              --         0.2          -        0.1
                                               -----       -----      -----      -----
Loss from continuing operations                 (4.6)      (12.3)      (4.2)     (13.1)
Discontinued operations:
  Gain on disposition                             --          --        5.1         --
  Income (loss) from operations                   --        (0.3)       0.4       (0.2)
                                               -----       -----      -----      -----
Net income (loss)                               (4.6)%     (12.6)%      1.3 %    (13.3)%
                                               =====       =====      =====      ======

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
         THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998 AND 1997

RESULTS OF OPERATIONS - Continued

San Jacinto Holdings Inc. through its wholly owned subsidiary, Safeguard Business Systems, Inc. ("Safeguard"), provides business solutions and services to small businesses through its independent distribution network in the United States and Canada. Through this distribution channel, Safeguard markets pegboard systems, continuous forms and checks, laser forms and checks, advertising specialty goods, filing systems, envelopes, and other business products designed for small businesses with less than 50 people on staff. Safeguard is a privately owned company with manufacturing plants in California, Pennsylvania and Georgia.

COMPARISON OF THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998, AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997.

NET SALES. Net sales from continuing operations by operating segment are as follows:

                              Three Months                  Nine Months
                           Ended September 30,         Ended September 30,
                            1998         1997           1998         1997
                            ----         ----           ----         ----
    Net Sales:
         North America    $41,391      $43,005        $125,285     $130,614
         Europe                -         4,929               -       14,706
                          -------      -------        --------     --------
              Total       $41,391      $47,934        $125,285     $145,320
                          =======      =======        ========     ========


Excluding sales from Europe, the third quarter of 1998 sale results are $1.6 million (or 3.8%) below the third quarter of 1997. For the first nine months, excluding sales from Europe, net sales in 1998 are $5.3 million (or 4.1%) below sales for the same period in 1997. The sales decline in the third quarter and the first nine months of 1998 is due in part to one less workday than in 1997, which results in less time for sales activity and plant production. The sales results reflects a 23.9% growth in laser forms off-set by a 9.7% decline in manual form sales and a 10.1% decline in computer forms sales. The sales performance of the remaining product lines approximates 1997. The Company is addressing the sales performance through extensive distributor network expansion efforts. These efforts are focused on recruiting new distributors and assisting the existing distributors in purchasing customer bases from independent dealers. The 1998 sales performance has been negatively impacted by the strengthening of the US dollar in the Canadian marketplace. The change in the value of the Canadian dollar has results in approximately a $0.7 million reduction in 1998 sales.

GROSS PROFIT. Gross profit is before selling and administrative expenses, which includes commission expense. Gross profit margin from continuing operations in North America is as follows:

                                         Three Months         Nine Months
                                        Ended September 30,  Ended September 30,
                                        1998     1997        1998     1997
                                        ----     ----        ----     ----
    Gross profit margin:
         Manual forms                   60.0 %   59.5  %     62.0 %   59.7  %
         Computer and laser forms       49.4     50.7        49.6     50.2
         Sourced products               37.5     37.5        38.0     37.7
                                        ----     ----        ----     ----
              Total                     50.9 %   51.7  %     52.0 %   51.7  %
                                        ====     ====        ====     ====

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
         THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998 AND 1997


RESULTS OF OPERATIONS - Continued

The decline in profit margin is attributable to a shift in the Company's product mix from manual forms sales to laser forms and sourced products, as a percentage of total sales. Computer and laser forms, and sourced products carry greater material, labor and overhead costs (as a percentage of sales) resulting in lower gross profit margin than for manual forms. This shift in product mix has been offset in part by manufacturing efficiencies as a result of the implementation of an integrated order entry system and the consolidation of certain manufacturing operations in 1997.

SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expenses are $19.4 million in the third quarter of 1998 compared to $23.5 million for the same period in 1997, representing 46.9% and 48.9% of net sales in each period. For the nine months, selling and administrative expenses are $60.2 million in 1998 compared to $72.5 million in 1997, representing 48.0% and 49.9% of net sales in each period. The reduction in selling and administrative costs in 1998 is attributable to sale of the Company's European operation and strategic cost reductions. The Company's operation in Europe, of which $2.8 million in the third quarter and $8.3 million in the nine month period of expense is included in the 1997 results, was sold in December 1997. Commissions to independent distributors account for 70% of total selling and administrative costs in 1998 and 66% in 1997. As a percent of total sales commission costs have remained constant at approximately 34% of net sales.

OTHER INCOME - Distributor Receivables. Other income (cash received greater than carrying value of Distributor receivables) is $0.4 million for the third quarter 1998 and $0.5 million for the same period in 1997. Other income for the nine month period is $1.3 million in 1998 and $1.4 million in 1997, representing 1.0% of net sales in 1998 and in 1997. In connection with the Company's purchase price allocation for the acquisition of Safeguard in December 1986, the value assigned to distributor receivables associated with loans and advances previously made by Safeguard to facilitate the purchase of account protection and future income rights by distributors was $4.8 million, net of deferred interest income of approximately $7.8 million. This value was primarily based on an independent valuation of the distributor receivables which aggregated approximately $26.0 million as of December 31, 1986. Due to the effect of collection and distributor advance policies instituted in 1988, the net distributor receivables balance was reduced to zero by early 1992. Cash collection of this distributor receivable are expected to continue in amounts approximating $1.5 million through the year 2000.

AMORTIZATION EXPENSE. Amortization expense is $0.5 million for the third quarter of 1998 and $4.8 million in 1997. Amortization expense is $1.4 million and $14.4 million for the first nine months of 1998 and 1997, respectively. The expense consists primarily of the amortization of intangible assets, including the customer list, excess purchase price over net assets acquired and deferred financing costs. The significant decline in amortization expense in 1998 is as a result of the customer list being fully amortized as of December 31, 1997. The customer list amortization was $4.3 million in the third quarter of 1997 and $13.0 million for the nine month period of 1997.

INTEREST EXPENSE. Interest expense is $3.4 million for the third quarter of 1998 and $3.6 million for the same period in 1997. For the first nine months, interest expense is $10.1 million in 1998 in comparison to $11.0 million in 1997. The decrease in interest expense in 1998 is attributable to a reduction in the Company's average outstanding borrowings as a result of principal repayment and the repayment of foreign debt obligations.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
         THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 1998 AND 1997


RESULTS OF OPERATIONS - Continued

INCOME TAX PROVISION. The Company's provision for income tax in 1997 is related to its operations in Europe. No tax liability is incurred in the United States as a result of net losses from operations.

DISCONTINUED OPERATIONS. In 1997 the Company announced its decision to divest of its payroll and data processing operation. On December 31, 1997, effective January 1, 1998, the data services operation was sold at approximately net book value of the associated assets. On March 31, 1998, effective April 1, 1998, the payroll processing operations were sold, resulting in a gain of $6.4 million, reported in the first quarter of 1998. Year to date the sales and related expenses of these operations are excluded from the determination of the Company's loss from continuing operations for the periods presented.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are cash flows generated from operations, cash on hand and borrowing capacity under the revolving loans. The Company's cash flows generated from operating activities is $4.8 million in the first nine months of 1998. As of September 30, 1998, the Company had $2.3 million in cash and cash equivalents, $2.0 million in availability under the revolving loans. At that date, the Company had a working capital deficiency of $1.8 million and a ratio of current assets to current liabilities of 0.9:1.

The Company's ongoing liquidity requirements arise primarily from capital expenditures, working capital needs and debt service. The Company's capital expenditures for the first nine months of 1998 are $1.5 million in software, hardware and equipment purchases. The Company anticipates total capital expenditures in 1998 of $2.6 million. These expenditures will be funded through additional capital lease obligations and cash flow from operations.

As described in Note B and above, on March 31, 1998, the Company sold its payroll operations. The net proceeds of $8.0 million, net of $3.3 million in payments due to third parties, was used to reduce the Revolving Loan to a borrowing capacity of $4.0 million and to repay an additional $1.3 million under the Term Loan. The remaining proceeds were used to reduce the outstanding borrowings under the Collateralized Revolving Loan and outstanding trade payables.

On September 2, 1998 the Company amended its Revolving and Term Loan Agreement. The amendment included an increase in the borrowings under the Term Loan by $4.6 million to $8.0 million, and a deferral of principal repayments on the Term Loan until September 1, 1999. The funds provided will be used to fund the network expansion endeavors and continuing operations. The Company has met all of its debt obligations and is not in default of any of its loan agreements. The Company continues to monitor its cash position and believes that sufficient funding exists to meet its obligations as they come due.